Filed by Atlas Pipeline Partners, L.P.

Pursuant to Rule 425 under the Securities Act of 1933 and

Deemed filed pursuant to Rule 14a-2 under the Securities Exchange Act of 1934

Subject Company: Atlas Pipeline Partners, L.P.

Commission File No. 001-14998

On October 13, 2014, Eugene Dubay, Chief Executive Officer of Atlas Pipeline Partners, L.P. (“APL”) and Joe Bob Perkins, Chief Executive Officer of Targa Resources Partners LP (“Targa”), sent communications to employees of APL regarding APL’s announcement that it had entered into a definitive agreement to be acquired by Targa. A copy of each communication follows.

From: Dubay, Gene

Sent: Monday, October 13, 6:35 AM

To: All Employees

Subject: Important Announcement, Please Read

Dear Colleagues:

Today will be another significant milestone in the evolution of Atlas Pipeline and the growth of our midstream business. Please be advised that in a short period of time we will be issuing a press release to the investment community advising that Atlas Pipeline Partners, L.P. has agreed to a merger with Targa Resources Partners, L.P. Upon the closing of this transaction, all of the employees of Atlas Pipeline will become employees of Targa.

As a recipient of this email, you are an Atlas Pipeline employee and will join your colleagues and management as new employees of Targa after the transaction closes in the first half of next year. Joe Bob Perkins, the CEO of Targa, has asked that I include the attached letter regarding their enthusiasm to not only add our best in class assets, but also our best in class employees to the Targa family. We expect APL’s employees will continue to be an integral part of the combined team’s success going forward. Targa has assured us that they intend to maintain offices in all of Atlas Pipeline’s existing locations and have generously agreed with us to design an incentive retention bonus to facilitate the movement of our employees to the new company.

The merger of Atlas Pipeline and Targa will create one of the premier midstream MLPs in the industry. Combining our best-in-class gathering and processing systems with Targa’s existing footprint will establish an energy company with operations up and down the energy value chain in most of the premier oil and gas basins in the United States. The newly merged company will have the balance sheet and the liquidity to fund all of the tremendous growth opportunities and continue to deliver excellent customer service to our producer customers. Targa has an enviable track record of performance, which includes an unwavering commitment to operating safely, operating as a steward of the environment and operating with integrity. Their core values are similar to ours and I think we and our culture will fit in very well.

Closing of the transaction is targeted for the first half of 2015, and is subject to customary conditions. Nothing changes between now and then, and after the transaction closes, we will continue to grow our business and serve our customers. My expectation, and I think Joe Bob will agree, is that your daily responsibilities will change very little, and in fact, many of you will be afforded even more opportunities working within the new $16 billion midstream enterprise.

This is an exciting time for our company and for our employees. Each of you has contributed greatly to our success and I know that your knowledge, skill and attitude will contribute to the continued success of the new Targa for years to come. Your endeavors and your successes have made this transaction attractive to our investors and beneficial to you our employees. I sincerely believe that you will continue to thrive and your opportunities will continue to expand within the new Company. We will all work to ensure the success of Targa as we have worked to ensure the success of Atlas Pipeline.

To answer the many questions you undoubtedly have, meetings will be scheduled over the next few days in our regional offices so that you may meet with members of the Atlas Pipeline management team, along with members from Targa’s management team. I encourage you to read the press releases as well as listen to the management conference calls referred to in these releases. Additionally, we will be providing all employees a summary of FAQs that should address many significant questions. Details of Atlas Pipeline’s conference call are listed below at the end of this email.

IMPORTANT SAFETY NOTICE: We must all recognize that an announcement such as today’s can be very distracting. I ask that each supervisor of our field activities evaluate whether it is possible to have all employees assembled for a meeting. Meetings will be scheduled over the next few days, depending on location, to meet with members of Atlas Pipeline’s and Targa’s management teams. More information on when those meetings will be taking place in your location is soon to follow. For those activities that must continue uninterrupted, I ask that you pay extra attention and concentrate on your tasks and work safely. All of the information will be communicated to you in a timely manner.

Regards,

Gene Dubay

Tulsa Office:

8:30 – 9:30am Central time

Monday, October 13, 2014

28th Floor Meeting Room

Dial in # 877-703-6107

Conference Code: 99057534

Speaking: Ed Cohen, Eugene Dubay, Patrick McDonie, Mike Heim

If you are not able to attend one of the meetings in person, or participate in the conference call at 8:30am today, please contact your supervisor, human resources or me and we will make sure that your questions are addressed. The leaders of your departments will be discussing other details with their teams independently.

1000 Louisiana, Suite 4300 Houston, TX 77002 713.584.1000 www.targaresources.com

Monday, October 13, 2014

Atlas Pipeline Employees:

I am very excited about this morning’s announcement and look forward to welcoming all of you to the Targa team. Together we are a premier midstream franchise with scale, geographic diversity and best in class capabilities in the key producing basins in the U.S. Together we are one of the largest diversified MLP’s on an enterprise value basis.

Atlas’ gathering and processing footprint nicely complements Targa’s gathering and processing footprint, as we are both leaders in the major plays in which we participate, including: Mississippi Lime, Woodford, SCOOP, Eagle Ford, Barnett, Louisiana Gulf Coast, Bakken, and Permian. Our combined premier G&P position is complemented by leading downstream capabilities in NGL fractionation, storage, terminalling and exports.

The announced transaction requires shareholders, unitholders and regulatory approvals and closing is expected during the first quarter of 2015. In the mean time, please continue to safely and effectively execute your work. We intend for the Atlas business to operate much as it has in the past, and we plan on maintaining all current facilities and office locations.

Targa did not enter into this transaction seeking to reduce headcount to improve profitability. Targa and Atlas are both growing companies investing in our businesses, and we are constantly looking for talented people to hire. We want to keep both Atlas and Targa employees to help manage our growth and our opportunities. We are proud of our total employee benefits package and will share them with you in the coming weeks.

We look forward to working with each of you over the next several months to get to know you and your work and to begin to integrate our companies successfully. As you get to know Targa, I believe that you will find it to be a great place to work. I am very excited for you to join the Targa team.

Sincerely,

Joe Bob Perkins

CEO

Cautionary Note Regarding Forward-Looking Statements

Certain statements contained herein are “forward-looking statements” that are subject to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements that involve a number of assumptions, risks and uncertainties that could cause actual results to differ materially from those contained in the forward-looking statements. Readers are cautioned that any forward-looking information is not a guarantee of future performance. Risks and uncertainties related to the proposed transaction include, among others: the risk that unitholders of APL do not approve the merger; the risk that unitholders of Atlas Energy, L.P. (“ATLS”) or stockholders of Targa Resources Corp. (TRGP) do not approve the cross-conditioned merger between ATLS and TRGP; the risk that the merger agreement is terminated as a result of a competing proposal, the risk that regulatory approvals required for the merger are not obtained on the proposed terms and schedule or are obtained subject to conditions that are not anticipated; the risk that the other conditions to the closing of the merger are not satisfied; potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the merger; uncertainties as to the timing of the merger; competitive responses to the proposed merger; costs and difficulties related to the integration of APL’s businesses and operations with NGLS’s business and operations; the inability to obtain, or delays in obtaining, the cost savings and synergies contemplated by the merger; uncertainty of the expected financial performance of the combined company following completion of the proposed transaction; unexpected costs, charges or expenses resulting from the merger; litigation relating to the merger; the outcome of potential litigation or governmental investigations; the inability to retain key personnel; and any changes in general economic and/or industry specific conditions; and other risks, assumptions and uncertainties detailed from time to time in APL’s reports filed with the U.S. Securities and Exchange Commission, including quarterly reports on Form 10-Q, current reports on Form 8-K and annual reports on Form 10-K. Forward-looking statements speak only as of the date hereof, and we assumes no obligation to update such statements, except as may be required by applicable law.

Additional Information and Where to Find It

In connection with the proposed transaction, Targa Resources Corp. (“TRGP”) will file with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 that will include a joint proxy statement of Atlas Energy, L.P. (“ATLS”) and TRGP and a prospectus of TRGP (the “TRGP joint proxy statement/prospectus”). In connection with the proposed transaction, TRGP plans to mail the definitive TRGP joint proxy statement/prospectus to its shareholders, and ATLS plans to mail the definitive TRGP joint proxy statement/prospectus to its unitholders.

Also in connection with the proposed transaction, Targa Resources Partners LP (“NGLS”) will file with the SEC a registration statement on Form S-4 that will include a proxy statement of Atlas Pipeline Partners, L.P. (“APL”) and a prospectus of NGLS (the “NGLS proxy statement/prospectus”) . In connection with the proposed transaction, APL plans to mail the definitive NGLS proxy statement/prospectus to its unitholders.

INVESTORS, SHAREHOLDERS AND UNITHOLDERS ARE URGED TO READ THE TRGP JOINT PROXY STATEMENT/PROSPECTUS, THE NGLS PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT TRGP, NGLS, ATLS AND APL, AS WELL AS THE PROPOSED TRANSACTION AND RELATED MATTERS.

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.

A free copy of the TRGP Joint Proxy Statement/Prospectus, the NGLS Proxy Statement/Prospectus and other filings containing information about TRGP, NGLS, ATLS and APL may be obtained at the SEC’s Internet site at www.sec.gov. In addition, the documents filed with the SEC by TRGP and NGLS may be obtained free of charge by directing such request to: Targa Resources, Attention: Investor Relations, 1000 Louisiana, Suite 4300, Houston, Texas 77002 or by email at jkneale@targaresources.com or calling (713) 584-1133. These documents may also be obtained for free from TRGP’s and NGLS’s investor relations website at www.targaresources.com. The documents filed with the SEC by ATLS may be obtained free of charge by directing such request to: Atlas Energy, L.P., Attn: Investor Relations, 1845 Walnut Street, Philadelphia, Pennsylvania 19103 or emailing InvestorRelations@atlasenergy.com. These documents may also be obtained for free from ATLS’s investor relations website at www.atlasenergy.com. The documents filed with the SEC by APL may be obtained free of charge by directing such request to: Atlas Pipeline Partners, L.P., Attn: Investor Relations, 1845 Walnut Street, Philadelphia, Pennsylvania 19103 or emailing IR@atlaspipeline.com. These documents may also be obtained for free from APL’s investor relations website at www.atlaspipeline.com.

Participants in Solicitation Relating to the Merger

TRGP, NGLS, ATLS and APL and their respective directors, executive officers and other persons may be deemed to be participants in the solicitation of proxies from TRGP, ATLS or APL shareholders or unitholders, as applicable, in respect of the proposed transaction that will be described in the TRGP joint proxy statement/prospectus and NGLS proxy statement/prospectus. Information regarding TRGP’s directors and executive officers is contained in TRGP’s definitive proxy statement dated April 7, 2014, which has been filed with the SEC. Information regarding directors and executive officers of NGLS’s general partner is contained in NGLS’s Annual Report on Form 10-K for the year ended December 31, 2013, which has been filed with the SEC. Information regarding directors and executive officers of ATLS’s general partner is contained in ATLS’s definitive proxy statement dated March 21, 2014, which has been filed with the SEC. Information regarding directors and executive officers of APL’s general partner is contained in APL’s Annual Report on Form 10-K for the year ended December 31, 2013, which has been filed with the SEC.

A more complete description will be available in the registration statement and the joint proxy statement/prospectus.